

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2018

Ho Sit Chye
Chief Executive Officer
HWH International Corp.
Suite 19, 8th Floor
Wisma Zelan, Jalan Tasik Permaisuri 2
Bandar Tun Razak 56100
Kuala Lumpur, Malaysia

> **Re: HWH International Corp.**
> **Post-Effective Amendment to Form S-1**
> **Filed April 16, 2018**
> **File No. 333-214139**

Dear Mr. Chye:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-1

Cover Page

1.   Disclose how many shares the Company has sold to date pursuant to this registration statement.

2.   We note your disclosure that seems to indicate that the offering will terminate on May 6, 2018 (365 days + 90 days after February 6, 2017, which was the effective date of the original registration statement). Revise to clarify the specific date that your offering is set to terminate.

Prospectus Summary, page 2

3.   We note your belief that you will need to raise $3,000,000 to execute your business plan over the next 12 months. As this statement was also contained in your original registration statement, discuss the impact that your inability to raise funds has had on your financial condition and results of operations.

Management's Discussion and Analysis, page 19

4.   Revise to correct your statement that the information in this post-effective amendment is being provided to update the information for the year ended June 30, 2016. Additionally, revise to remove any references to this filing as a quarterly report.

Reports to Securities Holders, page 33

5.   We note that the Company does not have a class of securities registered under Section 12(g) or 12(b) of the Securities Exchange Act of 1934. Therefore, please remove the reference to proxy and information statements on page 33, as the Company is not subject to the federal securities laws pertaining to proxy solicitations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any questions.

Division of Corporation Finance
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